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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                     American Pharmaceutical Partners, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   02889P 10 9
                                 (CUSIP Number)


                                December 14, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-l(b)
                                [_] Rule 13d-l(c)
                                [X] Rule 13d-l(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02889P 10 9
------------------------------------------------------------------------------
      1.   Names of Reporting Persons.

             Biotechnology Development Fund, L.P. ("BDF")

           I.R.S. Identification Nos. of above persons (entities only).

             94-3258409

------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)  [_]
           (b)  [x]

------------------------------------------------------------------------------
      3.   SEC Use Only

------------------------------------------------------------------------------
      4.   Citizenship or Place of Organization

             Delaware

------------------------------------------------------------------------------

        Number of             5.    Sole Voting Power              940,345*
        Shares                ------------------------------------------------

        Beneficially          6.    Shared Voting Power            1,880,690**
        Owned by              ------------------------------------------------

        Each                  7.    Sole Dispositive Power         940,345*
        Reporting             ------------------------------------------------

        Person With           8.    Shared Dispositive Power       1,880,690**
------------------------------------------------------------------------------

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person

             2,821,035

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_].

             Not applicable.

      11.  Percent of Class Represented by Amount in Row (9)

             5.8%

      12.  Type of Reporting Person (See Instructions)

             PN

* Except that BioAsia, the General Partner of BDF, and Kung, Leung and Engleman, members of BioAsia, may be deemed to have shared voting and investment power over these shares.

** BDF III directly owns these shares. BDF may be deemed to have shared power to vote and dispose of these shares through a 24.8% limited partnership interest in BDF III.

CUSIP No. 02889P 10 9
------------------------------------------------------------------------------
      1.   Names of Reporting Persons.

             Biotechnology Development Fund III, L.P. ("BDF III")

           I.R.S. Identification Nos. of above persons (entities only).

             77-0474834

------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)  [_]
           (b)  [x]

------------------------------------------------------------------------------
      3.   SEC Use Only

------------------------------------------------------------------------------
      4.   Citizenship or Place of Organization

             Delaware

------------------------------------------------------------------------------

        Number of             5.    Sole Voting Power                1,880,690
        Shares                ------------------------------------------------

        Beneficially          6.    Shared Voting Power              0
        Owned by              ------------------------------------------------

        Each                  7.    Sole Dispositive Power           1,880,690
        Reporting             ------------------------------------------------

        Person With           8.    Shared Dispositive Power         0
------------------------------------------------------------------------------

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person

             1,880,690***

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_].

             Not applicable.

      11.  Percent of Class Represented by Amount in Row (9)

             3.9%

      12.  Type of Reporting Person (See Instructions)

             PN

*** Except that BioAsia, the General Partner of BDF, and Kung, Leung and Engleman, members of BioAsia, may be deemed to have shared power to vote and dispose of these shares.

CUSIP No. 02889P 10 9
------------------------------------------------------------------------------
      1.   Names of Reporting Persons.

             BioAsia Investments, LLC ("BioAsia")

           I.R.S. Identification Nos. of above persons (entities only).

             94-3258407

------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)  [_]
           (b)  [x]

------------------------------------------------------------------------------
      3.   SEC Use Only

------------------------------------------------------------------------------
      4.   Citizenship or Place of Organization

             California

------------------------------------------------------------------------------

        Number of             5.    Sole Voting Power                0
        Shares                ------------------------------------------------

        Beneficially          6.    Shared Voting Power              2,821,035
        Owned by              ------------------------------------------------

        Each                  7.    Sole Dispositive Power           0
        Reporting             ------------------------------------------------

        Person With           8.    Shared Dispositive Power         2,821,035
------------------------------------------------------------------------------

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person

             2,821,035****

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_].

             Not applicable.

      11.  Percent of Class Represented by Amount in Row (9)

             5.8%

      12.  Type of Reporting Person (See Instructions)

             OO

**** Includes 1,880,690 shares directly owned by BDF III and 940,345 shares directly owned by BDF. As the General Partner of BDF and BDF III, BioAsia may be deemed to have shared power to vote and dispose of these shares.

CUSIP No. 02889P 10 9
------------------------------------------------------------------------------
      1.   Names of Reporting Persons.

              Frank F.C. Kung ("Kung")

           I.R.S. Identification Nos. of above persons (entities only).

------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)  [_]
           (b)  [X]

------------------------------------------------------------------------------
      3.   SEC Use Only

------------------------------------------------------------------------------
      4.   Citizenship or Place of Organization

              United States

------------------------------------------------------------------------------

        Number of             5.    Sole Voting Power                30,000

        Shares                ------------------------------------------------

        Beneficially          6.    Shared Voting Power              2,821,035

        Owned by              ------------------------------------------------

        Each                  7.    Sole Dispositive Power           30,000

        Reporting             ------------------------------------------------

        Person With           8.    Shared Dispositive Power         2,821,035

------------------------------------------------------------------------------

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           2,851,035, which includes 25,000 shares purchasable under an incentive stock option and 5,000 shares held directly by Mr. Kung, 1,880,690 shares directly owned by BDF III and 940,345 shares directly owned by BDF. Mr. Kung is a member of BioAsia and may be deemed to have shared power to vote and dispose of the shares owned by BDF and BDF III.

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_].

              Not applicable.

      11.  Percent of Class Represented by Amount in Row (9)

              5.8%

      12.  Type of Reporting Person (See Instructions)

              IN

CUSIP No. 02889P 10 9
------------------------------------------------------------------------------
      1.   Names of Reporting Persons.

             Anselm Leung ("Leung")

           I.R.S. Identification Nos. of above persons (entities only).

------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)  [_]
           (b)  [X]

------------------------------------------------------------------------------
      3.   SEC Use Only

------------------------------------------------------------------------------
      4.   Citizenship or Place of Organization

              United States

------------------------------------------------------------------------------

        Number of             5.    Sole Voting Power                5,000

        Shares                ------------------------------------------------

        Beneficially          6.    Shared Voting Power              2,821,035

        Owned by              ------------------------------------------------

        Each                  7.    Sole Dispositive Power           5,000

        Reporting             ------------------------------------------------

        Person With           8.    Shared Dispositive Power         2,821,035

------------------------------------------------------------------------------

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           2,826,035, which includes 5,000 shares directly owned by Mr. Leung, 1,880,690 shares directly owned by BDF III and 940,345 shares directly owned by BDF. Mr. Leung is a member of BioAsia and may be deemed to have shared power to vote and dispose of the shares owned by BDF and BDF III.

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_].

              Not applicable.

      11.  Percent of Class Represented by Amount in Row (9)

              5.8%

      12.  Type of Reporting Person (See Instructions)

              IN

CUSIP No. 02889P 10 9
------------------------------------------------------------------------------
      1.   Names of Reporting Persons.

              Edgar Engleman ("Engleman")

           I.R.S. Identification Nos. of above persons (entities only).

------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)  [_]
           (b)  [X]

------------------------------------------------------------------------------
      3.   SEC Use Only

------------------------------------------------------------------------------
      4.   Citizenship or Place of Organization

              United States

------------------------------------------------------------------------------

        Number of             5.    Sole Voting Power                3,000

        Shares                ------------------------------------------------

        Beneficially          6.    Shared Voting Power              2,821,035

        Owned by              ------------------------------------------------

        Each                  7.    Sole Dispositive Power           3,000

        Reporting             ------------------------------------------------

        Person With           8.    Shared Dispositive Power         2,821,035

------------------------------------------------------------------------------

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           2,824,035, which includes 3,000 shares directly owned by Mr. Engleman, 1,880,690 shares directly owned by BDF III and 940,345 shares directly owned by BDF. Mr. Engleman is a member of BioAsia and may be deemed to have shared power to vote and dispose of the shares owned by BDF and BDF III.

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_].

              Not applicable.

      11.  Percent of Class Represented by Amount in Row (9)

              5.8%

      12.  Type of Reporting Person (See Instructions)

              IN

Item 1.

        (a)  Name of Issuer

               American Pharmaceutical Partners, Inc.

        (b)  Address of Issuer's Principal Executive Offices

               11777 San Vicente Blvd., Suite 550
               Los Angeles, CA 90049

Item 2.

       (a)   Name of Person Filing

             This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

                    i.       Biotechnology Development Fund, L.P.
                    ii.      Biotechnology Development Fund III, L.P.
                    iii.     BioAsia Investments, LLC
                    iv.      Frank F.C. Kung
                    v.       Anselm Leung
                    vi.      Edgar Engleman

             BioAsia is the general partner of BDF and BDF III, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by BDF and BDF III, or beneficially owned by BDF through a 24.8% limited partnership interest in BDF III. Kung, Leung and Engleman are members of BioAsia, and may be deemed to have indirect beneficial ownership of the shares of the issuer directly and indirectly owned by BDF and directly owned by BDF III.

             BioAsia disclaims any beneficial ownership of the issuer directly owned by BDF and BDF III except to the extent of any indirect pecuniary interest therein. Kung, Leung and Engleman hereby disclaim beneficial ownership of the shares held by BDF and BDF III except to the extent of any respective indirect pecuniary interest therein.

             Mr. Kung is a member of the Board of Directors of the issuer.

             Attached as Exhibit A is a copy of a Joint Filing Agreement by and among the Reporting Persons set forth above that this
             Schedule 13G is being filed on behalf of each Reporting Person.

       (b)   Address of Principal Business Office or, if none, Residence

             The principal business office of each of the Reporting Persons comprising the group filing this Schedule 13G is located at 575 High Street, Suite 201, Palo Alto, CA 94301.

       (c)   Citizenship

                  i.       BDF is a Delaware limited partnership.
                  ii.      BDF III is a Delaware limited partnership.
                  iii.     BioAsia is a California limited liability company.
                  iv.      Mr. Kung is a United States citizen.
                  v.       Mr. Leung is a United States citizen.
                  vi.      Mr. Engleman is a United States citizen.

       (d)   Title of Class of Securities

             Common Stock, par value $0.001 per share.

       (e)   CUSIP Number

                  02889P 10 9

Item 3. If this statement is filed pursuant to ss.ss.240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                 Not applicable.

Item 4.  Ownership.

The information in item 1 and items 5 through 11 on the cover pages (pp. 2 - 7) on this Schedule 13G is hereby incorporated into this item 4 by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Under certain circumstances set forth in the limited partnership agreements of BDF and BDF III and the limited liability company operating agreement of BioAsia, the general and limited partners of BDF and BDF III and the members of BioAsia each may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partners or a member, as applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                      Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                      Not applicable.

Item 9.  Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2002


                                   BIOTECHNOLOGY DEVELOPMENT FUND, L.P.

                                   By: BIOASIA INVESTMENTS, LLC
                                          its General Partner

                                            By:  /s/ Frank F.C. Kung
                                                 ----------------------
                                                     Frank F.C. Kung
                                                     Managing Member

                                   BIOTECHNOLOGY DEVELOPMENT FUND III, L.P.

                                   By: BIOASIA INVESTMENTS, LLC
                                          its General Partner

                                            By:  /s/ Frank F.C. Kung
                                                 ----------------------
                                                     Frank F.C. Kung
                                                     Managing Member

                                   BIOASIA INVESTMENTS, LLC

                                   By:  /s/ Frank F.C. Kung
                                        ----------------------
                                            Frank F.C. Kung
                                            Managing Member

                                   By:  /s/ Frank F.C. Kung
                                        ----------------------
                                            Frank F.C. Kung

                                   By:  /s/ Anselm Leung
                                        -------------------
                                            Anselm Leung

                                   By:  /s/ Edgar Engleman
                                        ---------------------
                                            Edgar Engleman

                                  EXHIBIT INDEX


Exhibit A:   Joint Filing Agreement dated February 12, 2002, by and among
             Biotechnology Development Fund, L.P., and Biotechnology Development
             Fund III, L.P., BioAsia Investments, LLC, Frank F. C. Kung, Anselm
             Leung and Edgar Engleman.

                                                                      Exhibit A

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)
                          -----------------------------

         The undersigned acknowledge and agree that the foregoing statement of
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  February 12, 2002

                                     BIOTECHNOLOGY DEVELOPMENT FUND, L.P.

                                     By: BIOASIA INVESTMENTS, LLC
                                              its General Partner

                                              By: /s/ Frank F.C. Kung
                                                  ----------------------
                                                      Frank F.C. Kung
                                                      Managing Member

                                     BIOTECHNOLOGY DEVELOPMENT FUND III, L.P.

                                     By: BIOASIA INVESTMENTS, LLC
                                              its General Partner

                                              By:  /s/ Frank F.C. Kung
                                                   ----------------------
                                                       Frank F.C. Kung
                                                       Managing Member

                                     BIOASIA INVESTMENTS, LLC

                                     By:  /s/ Frank F.C. Kung
                                          ----------------------
                                              Frank F.C. Kung
                                              Managing Member


                                     By:  /s/ Frank F.C. Kung
                                          ----------------------
                                              Frank F.C. Kung

                                     By:  /s/ Anselm Leung
                                          -------------------
                                              Anselm Leung

                                     By:  /s/ Edgar Engleman
                                          ---------------------
                                              Edgar Engleman